Rezolve AI Limited

3rd Floor, 80 New Bond Street

London, W1S 1SB

United Kingdom

May 20, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention:	KyleWiley
Matthew Crispino
Inessa Kessman
Robert Littlepage

Re:	Rezolve AI Limited

Amendment No. 4 to Registration Statement on Form F-4

Filed January 19, 2024

File No. 333-272751

Ladies and Gentlemen:

This letter is submitted in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) as set forth in the Staff’s comment letter dated April 12, 2024 (the “Comment Letter”), in respect of Rezolve AI Limited’s (the “Registrant”) Amendment No. 4 to Registration Statement on Form F-4, filed with the Commission on January 19, 2024 (the “Registration Statement”).

In order to facilitate your review, we have restated the Staff’s comments in this letter, and we have set forth the Registrant’s responses immediately below the Staff’s comments.

In addition, the Registrant has revised the Registration Statement in response to the Staff’s comments and is filing an amendment to the Registration Statement (the “Amendment”) concurrently with this letter, which reflects the revisions and clarifies certain other information. The page numbers in the text of the Registrant’s responses correspond to the page numbers in the Amendment. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Amendment.

Form F-4 filed January 19, 2024

Business of Rezolve AI Limited

Acquisitions

Any Lifestyle Marketing GmbH, page 237

1.

Staff’s comment: We note your response to prior comment 4. Please file as exhibits the agreements you provided as supplemental information or advise why this is not required. Refer to Refer to Item 21 of Form F-4 and Item 601(b)(2) and (10) of Regulation S-K.

Response: The Registrant respectfully acknowledges the Staff’s comment and have filed the supplemental materials as Exhibits 10.18 to 10.24 (inclusive) to the Amendment.

U.S. Securities and Exchange Commission

May 20, 2024

Financial Statements – Rezolve AI Limited and Subsidiaries

Note 15. Business Combinations

Acquisition of Any Lifestyle Marketing GmbH (“ANY Acquisition”), page F-32

2.

Staff’s comment: We note your response to comments four to nine of your letter dated January 18, 2024, and your correspondence dated January 25, 2024, March 6, 2024, and March 22, 2024, regarding the consolidation of ANY. Based on the responses and additional teleconferences on March 5 and 21, 2024, we object to your conclusion to consolidate ANY as the primary beneficiary as of August 30, 2021 through February 11, 2022 and subsequent to December 28, 2022. We do not believe that the contractual rights in the Binding Term Sheets provide Rezolve the power to direct the activities that most significantly impact the VIE’s economic performance.

Response: The Registrant respectfully acknowledges the Staff’s comment and has revised the disclosures throughout the Amendment to remove all references to ANY Lifestyle Marketing GmbH (“ANY”). In addition, the Registrant has restated its consolidated combined carve-out financial statements for the year ended December 31, 2022, by restating the comparative financial statements for the year ended December 31, 2023, submitted with the Amendment by not consolidating ANY.

* * *

U.S. Securities and Exchange Commission

May 20, 2024

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter or require further information, please contact Gerry Williams at (404) 736-7891 or Penny Minna at (410) 580-4228.

Sincerely,

Rezolve AI Limited.

/s/ Daniel Wagner
Name: Daniel Wagner
Title: Chief Executive Officer

cc:	Penny Minna, Esq.
DLA Piper LLP (US)